



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
     Re: Asia Fiber Public Company Limited
        Rule I2g3-2 (b) Exemption
        <u>File No. 82-2842</u>

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri

President

Enclosure

(File No. 82-2842)
Annex A to Letter to the SEC
dated   February 15, 2006 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document   Check if Enclosed

Title: _____ Annual Report
Date: as of _____
Entity requiring item: The Securities
Exchange of Thailand (the "SET") pursuant
to its rules governing listed companies.   _____

Title: Audited Financial Information
for Years Ended _____ and _____.
Date: as of _____ and _-____.
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Unaudited Financial Information
for Years Ended _____ __ , 200__ and 200__
Date: as of _____ __ , 200__ and 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Interim Financial Information
for Three Months Ended December 31,2005
and Review Report of Certified Public Accountant
Date: as of 14 February, 2006 .
Entity requiring item: The SET pursuant   X
to its rules governing listed companies.   _____

Title: Invitation to Shareholders to
Attend Ordinary Meeting on _____ ___,
Date: _____ ___,
Entity requiring item: Pursuant to the
Civil and Commercial Code of Thailand.   _____

Description of Document	Check if Enclosed

Title: Proxy Form for Ordinary Meeting of
Shareholders on _____ __, 200 __
Date: _____ __ , 200__
Entity requiring item: Pursuant to the
Civil and Commercial Code of Thailand.   _____

Title: Prospectus for the Offering of
_____ Shares of Common Stock of the
Company
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Minutes of the _____ Shareholders
Meeting
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Title: Press Release
Date: _____ __ , 200__
Entity requiring item: The SET pursuant
to its rules governing listed companies.   _____

Other:

Title:

Date: _____ __ , 200__
Entity requiring item: _____

ASIA FIBER PUBLIC COMPANY LIMITED

Interim Financial Statements

For the period ended December 31, 2005

and

Review Report of Certified Public Accountant



บริษัท โฮร์เวธ (ประเทศไทย) จำกัด
HORWATH (THAILAND) LIMITED
Certified Public Accountants
Member Horwath International

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of Asia Fiber Public Company Limited

I have reviewed the balance sheet of Asia Fiber Public Company Limited as at December 31, 2005, the statements of income for each of the three-month and six-month periods ended December 31, 2005 and 2004, and the statements of changes in shareholders' equity and cash flows for each of the six-month periods ended December 31, 2005 and 2004. The management of Asia Fiber Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with auditing standards applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the financial statements of Asia Fiber Public Company Limited for the year ended June 30, 2005 in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated August 22, 2005. The Company's balance sheet as at June 30, 2005, which has been presented herein for comparative purpose, is a component of those financial statements, which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

(Apichart Sayasit)
Certified Public Accountant
Registration No. 4229

Horwath (Thailand) Limited
Bangkok
February 7, 2006

อาคารโมเดิร์นทาวน์ ชั้น 3 ถนนสุขุมวิท 63 (ซอยเอกมัย 3) แขวงคลองตันเหนือ เขตวัฒนา กรุงเทพฯ 10110 โทร : +66 (0) 2381-5558 โทรสาร :+66 (0) 2381-5552
r, Modern Town Building, 87/39 Sukhumvit 63 Road (Soi Ekamai 3), Wattana, Bangkok 10110 Thailand. Tel :+66 (0) 2381-5558 Fax :+66 (0) 2381-5552
www.horwath.co.th

BALANCE SHEETS
AS AT DECEMBER 31, 2005 AND JUNE 30, 2005

ASSETS

		In Thousand Baht	
		December 31, 2005 "Unaudited"	June 30, 2005
	Notes	"Reviewed"	"Audited"
CURRENT ASSETS			
Cash and cash equivalents		55,081	40,536
Trade account receivables - net			
- Related companies	3	99,932	99,889
- Other companies	4	101,847	168,974
Inventories - net		451,556	494,966
Inventories in transit		72,939	90,350
Other current assets		9,058	17,982
Total Current Assets		790,413	912,697
NON-CURRENT ASSETS			
Investment in common shares of associated company - at equity method	5	-	-
Investment in common shares of other company (general investment) - at cost	6	500	500
Property, plant and equipment - net	7, 8	500,437	492,254
Other non-current assets		520	520
Total Non-Current Assets		501,457	493,274
TOTAL ASSETS		1,291,870	1,405,971



The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

AS AT DECEMBER 31, 2005 AND JUNE 30, 2005

LIABILITIES AND SHAREHOLDERS' EQUITY

		In Thousand Baht	
		December 31, 2005 "Unaudited"	June 30, 2005
	Notes	"Reviewed"	"Audited"
CURRENT LIABILITIES			
Short-term loans from financial institutions	7, 8	140,000	272,966
Trade account payables		77,009	42,693
Other current liabilities		36,944	36,108
Total Current Liabilities		253,953	351,767
SHAREHOLDERS' EQUITY			
Share capital			
- Authorized share capital, common share			
100,000,000 shares at Baht 10 par value		1,000,000	1,000,000
- Issued and paid-up share capital, common share			
45,572,498 shares at Baht 10 per share	9	455,725	455,725
Premium on share capital		369,500	369,500
Revaluation increment in land	7	247,992	247,992
Retained earnings (deficit)			
Appropriated for :			
- Legal reserve		16,248	16,248
- General reserve		1,358	1,358
Deficit		(52,906)	(36,619)
Shareholders' Equity - Net		1,037,917	1,054,204
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,291,870	1,405,971



The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH AND SIX-MONTH

PERIODS ENDED DECEMBER 31, 2005 AND 2004

| | | In Thousand Baht | | | |
| | | Three-Month Periods Ended December 31, | | Six-Month Periods Ended December 31, | |
	Note	2005	2004	2005	2004
REVENUES	3				
Net sales		299,219	381,607	639,049	707,891
Service income		765	1,942	2,621	2,622
Other income		7,560	5,945	13,945	12,814
Total Revenues		307,544	389,494	655,615	723,327
EXPENSES					
Cost of sales		304,065	348,107	636,586	644,662
Cost of services		437	1,164	1,618	1,591
Selling and administrative expenses		16,259	18,417	30,029	35,147
Total Expenses		320,761	367,688	668,233	681,400
Profit (Loss) before Interest Expense and Income Tax		(13,217)	21,806	(12,618)	41,927
Interest Expense		(1,693)	(485)	(3,669)	(959)
Income Tax		-	(5,340)	-	(10,252)
NET PROFIT (LOSS)		(14,910)	15,981	(16,287)	30,716
Basic Earnings (Loss) per Share (Baht)		(0.33)	0.35	(0.36)	0.67
Weighted Average Number of Common Shares (Shares)		45,572,498	45,572,498	45,572,498	45,572,498



The accompanying notes are an integral part of these financial statements.

	Issued and Paid-up Share Capital	Premium on Share Capital	Revaluation Increment in Land	Retained Earnings Legal Reserve	General Reserve	Deficit	Net
						In Thousand Baht	
Balance as at July 1, 2005	455,725	369,500	247,992	16,248	1,358	(36,619)	1,054,204
Net loss for the period	-	-	-	-	-	(16,287)	(16,287)
Balance as at December 31, 2005	455,725	369,500	247,992	16,248	1,358	(52,906)	1,037,917
Balance as at July 1, 2004	455,725	369,500	250,082	16,248	1,358	(58,551)	1,034,362
Net profit for the period	-	-	-	-	-	30,716	30,716
Balance as at December 31, 2004	455,725	369,500	250,082	16,248	1,358	(27,835)	1,065,078



The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

FOR EACH OF THE SIX-MONTH PERIODS ENDED

DECEMBER 31, 2005 AND 2004

	In Thousand Baht	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit (loss)	(16,287)	30,716
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities		
Reversal of allowance for doubtful accounts	(513)	-
Reversal of allowance for slow-moving spare parts for machinery	(178)	-
Depreciation	24,232	26,066
Gain on disposal of fixed assets	(518)	(1,275)
Use of spare parts for machinery	537	-
Unrealized gain on foreign exchange - net	(53)	(286)
Decrease (Increase) in Operating Assets:		
Trade account receivables	67,632	61,643
Inventories	43,410	(168,239)
Inventories in transit	17,411	(50,367)
Other current assets	8,924	(1,648)
Increase (Decrease) in Operating Liabilities:		
Trade account payables	34,316	37,523
Income tax payable	-	10,252
Other current liabilities	854	(3,592)
Net Cash Provided by (Used in) Operating Activities	179,767	(59,207)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in short-term investment in fixed deposit	-	1,654
Cash proceeds from sales of fixed assets	518	1,275
Purchases of fixed assets	(32,774)	(1,122)
Net Cash Provided by (Used in) Investing Activities	(32,256)	1,807



The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS (Continued)

FOR EACH OF THE SIX-MONTH PERIODS ENDED

DECEMBER 31, 2005 AND 2004

	In Thousand Baht	
	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase (decrease) in short-term loans from financial instutions	(132,966)	64,623
Repayments of long-term loan	-	(18,571)
Net Cash Provided by (Used in) Financing Activities	(132,966)	46,052
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,545	(11,348)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	40,536	49,867
CASH AND CASH EQUIVALENTS AT END OF PERIOD	55,081	38,519
Additional Cash Flow Information:		
Cash payments during the period for:		
- Interest expense	3,905	863
- Withholding income tax deducted at sources	85	71



The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED
Notes to Interim Financial Statements
December 31, 2005 and 2004 (Reviewed)
and June 30, 2005 (Audited)

1. BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION

The accompanying interim financial statements have been prepared in Thai language, expressed in Thai Baht, and in conformity with generally accepted accounting principles in Thailand. Accordingly, the accompanying interim financial statements are intended solely to present the financial position, result of operations and cash flows in accordance with accounting principles and practices generally accepted in Thailand.

The interim financial statements have been prepared for providing an update on the financial statements for the year ended June 30, 2005. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended June 30, 2005.

For the convenience of the readers, an English version of interim financial statements has been translated from the Thai language interim financial statements, which are issued for domestic financial reporting purpose.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared in accordance with generally accepted accounting principles. Accounting policies that have been applied to the preparation of the interim financial statements for each of the three-month and six-month periods ended December 31, 2005 and 2004 are similar to those have been applied to the financial statements for the year ended June 30, 2005.

3. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues represent transactions occurred with its related companies. These companies are related through common shareholders and/or directorships. The transactions with related companies as included in the interim financial statements are determined at the prices in line with those occur in the normal course of business based on the market price in general or the price as stipulated in the agreement if no market price exists.

As at December 31, 2005 and June 30, 2005, the related companies consisted of:

Company's Name	Types of Relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Prachin Power Co., Ltd.	Associated company	Associated and directorship



8



As at December 31, 2005 and June 30, 2005, trade account receivables from related companies consisted of:

	In Thousand Baht			
	Balance as at June 30, 2005	Increase	Decrease	Balance as at December 31, 2005
Thai Far East Co., Ltd.	107,507	1,428	1,232	107,703
T.F.E. Trading Co., Ltd.	19,324	-	-	19,324
Thai Sewing Industrial Co., Ltd.	-	536	325	211
Asia Garment Co., Ltd.	71	257	281	47
Thai Industries Development Co., Ltd.	340	270	610	-
Total	127,242	2,491	2,448	127,285
Less allowance for doubtful accounts	(27,353)			(27,353)
Net	99,889			99,932

The aging analysis of the above trade account receivables from related companies as at December 31, 2005 and June 30, 2005 are as follows:

	In Thousand Baht	
	December 31, 2005	June 30, 2005
Current to 3 months	1,193	501
Over 3 months to 6 months	400	-
Over 6 months to 12 months	90	523
Over 12 months	125,602	126,218
Total	127,285	127,242
Less allowance for doubtful accounts	(27,353)	(27,353)
Net	99,932	99,889

As at December 31, 2005 and June 30, 2005, the Company had long-outstanding (more than 6 months) trade account receivables from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) of Baht 125.7 million and Baht 126.7 million, respectively (the outstanding balances from these companies as at December 31, 2005 and June 30, 2005 totalled Baht 127 million and 126.8 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value (based on report of an independent appraisal firm dated March 26, 2003) amounted to Baht 99.6 million. As at December 31, 2005 and June 30, 2005, the Company provided an allowance for doubtful accounts of Baht 27.4 million for these receivables. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value and the balance of receivables.

The transactions with the related companies which included in the statements of income for each of the three-month and six-month periods ended December 31, 2005 and 2004 are as follows:

		In Thousand Baht			
		Three-Month Periods Ended December 31,		Six-Month Periods Ended December 31,	
	Policy of Pricing	2005	2004	2005	2004
Net sales	Market Price	1,214	2,678	2,328	4,923
Interest income (on delay payment from customers)	Negotiated Agreement	728	726	1,454	1,452

9



ASIA FIBER PUBLIC COMPANY LIMITED
Notes to Interim Financial Statements (Continued)
December 31, 2005 and 2004 (Reviewed)
and June 30, 2005 (Audited)

4. TRADE ACCOUNT RECEIVABLES - OTHER COMPANIES

The aging analysis of trade account receivables - other companies as at December 31, 2005 and June 30, 2005, are as follows:

	In Thousand Baht	
	December 31, 2005	June 30, 2005
Current to 3 months	109,974	175,273
Over 3 months to 6 months	585	2,486
Over 6 months to 12 months	144	-
Over 12 months	3,877	4,461
Total	114,580	182,220
Less allowance for doubtful accounts	(12,733)	(13,246)
Net	101,847	168,974

As at December 31, 2005 and June 30, 2005, the Company has long-outstanding (more than 12 months) trade account receivables totalling Baht 3.8 million and Baht 4.5 million, respectively, and has an allowance for doubtful accounts amounted to Baht 12.7 million and Baht 13.2 million, respectively. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

5. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY – At Equity Method

				In Thousand Baht		
The Company Name	Type of Business	Relationship	% Share Holding	Paid-up Capital	At Cost Method	At Equity Method
As at December 31, 2005						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-
As at June 30, 2005						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-

6. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) – At Cost

	In Thousand Baht	
	December 31, 2005	June 30, 2005
Thai Caprolactum Public Company Limited	500	500

ASIA FIBER PUBLIC COMPANY LIMITED
Notes to Interim Financial Statements (Continued)
December 31, 2005 and 2004 (Reviewed)
and June 30, 2005 (Audited)



7. PROPERTY, PLANT AND EQUIPMENT - Net

The movements of property, plant and equipment during the six-month period ended December 31, 2005 were as follows:

	In Thousand Baht
Beginning balance as at July 1, 2005	492,254
Additions/transfer in	32,774
Disposals/transfer out – net of accumulated depreciation	(537)
Depreciation	(24,232)
Reversal of allowance for slow-moving spare parts for machinery	178
Ending balance as at December 31, 2005	500,437

Depreciation for each of the six-month periods ended December 31, 2005 and 2004 amounting to approximately Baht 24.2 million and Baht 26.1 million, respectively.

The Company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at December 31, 2005 and June 30, 2005, the Company's land is stated at the appraised value (based on report of an independent appraisal firm dated March 23, 2005). The excess of appraised value over cost of Baht 248 million is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheets. The revaluation increment in land is not available for dividend distribution.

As at December 31, 2005 and June 30, 2005, certain fixed assets with

a) The original costs totalling Baht 1,891.6 million and Baht 1,872.4 million, respectively, fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 359 million and Baht 372.7 million, respectively, are mortgaged/pledged as collateral for bank overdraft lines and short-term loans as discussed in Note 8.

8. SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

	In Thousand Baht	
	December 31, 2005	June 30, 2005
Liabilities under trust receipts (interest rate at 3.75% p.a. to 5.62% p.a.)	-	83,149
Short-term loans (interest rate at 4.50% p.a. to 5.17% p.a. as at December 31, 2005 and 3.00% p.a. to 3.75% p.a. as at June 30, 2005)	140,000	189,817
Total	140,000	272,966

As at December 31, 2005, the Company has overdraft lines with several local banks totalling Baht 35 million. An overdraft line of Baht 30 million is collateralized by a part of the Company's land, machinery and equipment as discussed in Note 7.



ASIA FIBER PUBLIC COMPANY LIMITED
Notes to Interim Financial Statements (Continued)
December 31, 2005 and 2004 (Reviewed)
and June 30, 2005 (Audited)

Under the terms of trust receipts agreements, certain imported raw materials have been released to the Company in trust of the financial institutions. The Company, therefore, is accountable to the financial institutions for the raw materials.

Short-term loans of Baht 140 million and Baht 189.8 million as at December 31, 2005 and June 30, 2005, respectively, are collateralized by a part of the Company's land, building and structure, machinery and equipment as discussed in Note 7.

SHARE CAPITAL

At the extraordinary shareholders' meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 per share.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 per share.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006.

In July 2002, October 2003 and January 2006, several shareholders exercised their warrants to purchase 78 common shares, 80 common shares and 1,768 common shares, respectively, at the price of Baht 10 per share.

10. SEGMENTATION OF BUSINESS

| | For the six-month period ended December 31, 2005 (In Thousand Baht) | | |
	Local	Export	Total
Net sales	341,076	297,973	639,049
Services income	2,621	-	2,621
Total	343,697	297,973	641,670
Cost of sales	342,420	294,166	636,586
Cost of services	1,618	-	1,618
Total	344,038	294,166	638,204
Gross profit (loss)	(341)	3,807	3,466
Other income			13,945
Selling and administrative expenses			(30,029)
Interest expense			(3,669)
Net loss			(16,287)
Fixed assets			500,437
Others			791,433
Total assets			1,291,870

12

ASIA FIBER PUBLIC COMPANY LIMITED
Notes to Interim Financial Statements (Continued)
December 31, 2005 and 2004 (Reviewed)
and June 30, 2005 (Audited)



| | For the six-month period ended December 31, 2004 (In Thousand Baht) | | |
	Local	Export	Total
Net sales	317,263	390,628	707,891
Services income	2,622	-	2,622
Total	319,885	390,628	710,513
Cost of sales	295,615	349,047	644,662
Cost of services	1,591	-	1,591
Total	297,206	349,047	646,253
Gross profit	22,679	41,581	64,260
Other income			12,814
Selling and administrative expenses			(35,147)
Interest expense			(959)
Income tax			(10,252)
Net profit			30,716
Fixed assets			512,578
Others			794,211
Total assets			1,306,789

11. OTHERS

As at December 31, 2005, the Company had unused letters of credit amounting to Baht 35 million.